UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
§ 240.13D-1(A) AND AMENDMENTS THERETO FILED
PURSUANT TO § 240.13D-2(A)
(Amendment No. 4)*

CCA Industries, Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share;
Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)
124867102
(CUSIP Number)
Lance T. Funston
193 Conshohocken State Road, Penn Valley, PA 19072
201-935-3232 Ext. 158

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
January 30, 2019
(Date of Event which Requires Filing of this Statement)
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 124867102 13D Page 2 of 3 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) LANCE T. FUNSTON
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ¨ (b) x
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) 
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 19,958
	8.	SHARED VOTING POWER 967,702 shares of Class A Common Stock 1,892,744 shares of Common Stock
	9.	SOLE DISPOSITIVE POWER 19,958
	10.	SHARED DISPOSITIVE POWER 967,702 shares of Class A Common Stock 1,892,744 shares of Common Stock

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,880,404
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ¨
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100% of Class A Common Stock 29.11% of Common Stock
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 124867102	13D	Page 3 of 3 Pages

Item 4.  Purpose of Transaction.
 On June 14, 2016, Lance T. Funston, The Lion Fund and Biglari Holdings Inc. (“BH Holdings”) entered into an agreement (the “Agreement”), the terms of which granted BH Holdings the right to sell all or a portion of 776,259 shares of Common Stock of the Issuer (the “Shares”) to Lance T. Funston or his affiliate at a purchase price of $6.00 per share for a period of 30 days after the Restricted Period End Date (as defined in the Agreement).  On January 30, 2019, The Lion Fund, BH Holdings and Lance T. Funston amended the Agreement (the “Amendment”), and agreed to extend the Put Period (as defined in the Agreement) to April 30, 2020 in consideration of Mr. Funston’s payment to BH Holdings of $200,000.

  The foregoing description of the Agreement and the Amendment are qualified in their entirety by reference to the Agreement and the Amendment, which are attached as Exhibits 99.1 and 99.2 hereto and incorporated herein by reference.

Item7. Materials to be Filed as Exhibits

Exhibit 99.1 Agreement, dated as of June 14, 2016, between and among Lance T. Funston, The Lion Fund and Biglari Holdings Inc.

Exhibit 99.2 Letter Agreement, dated January 30, 2019, between and among Lance T. Funston, The Lion Fund and Biglari Holdings Inc.
.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LANCE T. FUNSTON

02/01/2019                           /s/ Lance T. Funston
Date